RICHARDSON & PATEL LLP

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Suite 500

Los Angeles, California 90024

Telephone (310) 208-1182

Facsimile (310) 208-1154

February 15, 2006

VIA EDGAR AND FEDERAL EXPRESS

Mr. Al Pappas

United States Securities and Exchange Commission

450 Fifth Street N.W.

Washington, D.C. 20549

Re:	i2 Telecom International, Inc.

Proxy Statement filed January 9, 2006

File No. 000-27704

Our File No. 1953-001

Dear Mr. Pappas:

i2 Telecom International, Inc. (the “Company”) is filing today an amendment to the preliminary proxy statement originally filed on January 9, 2006 and amended on February 1, 2006. The purpose of this letter is to provide you with responses to the comments you made during our telephone conversation on Monday, February 13, 2006.

Comment No. 1: Revise the proxy statement to delete the solicitation of holders of Series D and Series E Preferred Stock and include the information concerning the changes to the Series D and Series E Preferred Stock in a section titled “Recent Developments”.

In response to this comment, we have revised the proxy statement as you requested. Please see the Notice of Annual Meeting and pages 1 through 3 and 12 through 17 of the proxy statement.

Comment No. 2. Please tell us the basis of your conclusion that Cornell Capital Partners LLP meets the criteria of section 13d-1(b)(1)(ii) of the Securities Exchange Act of 1934.

We have contacted Cornell Capital Partners LLP (“Cornell”) to determine if it is an entity included in section 13d-1(b)(1)(ii) of the Securities Exchange Act of 1934. Thus far, we’ve had no response from Cornell. However, even if Cornell was not considered to be the beneficial owner of the Common Stock issued to secure payment of the debentures, we believe that the Company could solicit the proxy from Cornell, since Cornell is a sophisticated investor that does not require the benefits or protections of the rules governing proxies. As a lender to the Company, as part of its due diligence

Mr. Al Pappas

United States Securities and Exchange Commission

February 15, 2006

investigation, Cornell has obtained from the Company all of the information that the Company would have provided to Cornell in a proxy statement.

Comment No. 3: Please include disclosure in the proxy statement indicating that the shares of common stock issued to Cornell are included in the number of shares that are shown as issued and outstanding.

In response to this comment, we have included this information at page 1 of the proxy statement (which immediately follows the notice).

Comment No. 4. Please confirm that the Company will notify its shareholders if an event of default (as defined in the Cornell financing documents) occurs prior to the annual meeting.

The Company has agreed that it will notify its shareholders if an event of default (as defined in the Cornell financing documents) occurs prior to the annual meeting.

Al, the Company needs to get a definitive proxy statement on file as soon as possible. We ask that you give this amendment your immediate attention. The Company would like to be able to file the definitive proxy statement as soon as possible and, in any event, no later than on Friday, February 17, 2006. Thank you for any priority you can give to this matter.

Very truly yours,

RICHARDSON & PATEL LLP

By:	/s/ Mary Ann Sapone
MARY ANN SAPONE